UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                              Expert Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     3021311
                                     -------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

Item 1(a).        Name of Issuer:
                  ---------------

                  Expert Software, Inc. (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  800 Douglas Road, Executive Tower, Suite 750, Coral Gables, FL 33134.

Item 2(a).        Name of Persons Filing:
                  -----------------------

                           This statement is being filed by Geocapital II, L.P.
                  ("Geocapital II"), Softven Management ("Softven"), BVA Associates ("BVA") and Stephen J. Clearman, Charles Federman, Irwin Lieber and James J. Harrison. Mr. Federman is the managing partner of BVA. BVA and Messrs. Clearman, Harrison and Lieber are general partners of Softven, the sole general partner of Geocapital II. Geocapital II, Softven, BVA and Messrs. Clearman, Federman, Lieber and Harrison are sometimes referred to collectively herein as the "Reporting Persons."

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  ------------------------------------------------------------

                           The address of the principal business office of
                  Geocapital II, Softven and Mr. Clearman is 2 Executive Drive, Fort Lee, NJ 07024. The address of the principal business office of BVA and Mr. Federman is One Bridge Plaza, Fifth Floor, Fort Lee, New Jersey 07024. The address of the principal business office of Mr. Lieber is c/o Geocapital Corporation, 767 Fifth Avenue, 45th Floor, New York, NY 10153. The address of the principal business office of Mr. Harrison is 777-80 San Antonio Road, Palo Alto, CA 94303.

Item 2(c).        Citizenship:
                  ------------

                           Geocapital II is a limited partnership organized
                  under the laws of the State of Delaware. Softven and BVA are general partnerships organized under the laws of the State of Delaware. Messrs. Clearman, Federman, Lieber and Harrison are all United States citizens.

Item 2(d).        Title of Class of Securities:
                  -----------------------------

                  Common Stock, $.01 par value per share ("Common Stock").

Item 2(e).        CUSIP Number:
                  -------------

                  3021311

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
                  ------------------------------------------------------

                           (a) [ ] Broker or Dealer registered under Section 15
                                   of the Securities Exchange Act of 1934
                                  (the "Act").

                           (b) [ ] Bank as defined in Section 3(a)(6) of the
                                   Act.

                           (c) [ ] Insurance Company as defined in Section
                                   3(a)(19) of the Act.

                           (d) [ ] Investment Company registered under Section 8
                                   of the Investment Company Act of 1940.

                           (e) [ ] Investment Adviser registered under Section
                                   203 of the Investment Advisers Act of 1940.


                                Page 2 of 5 Pages

                           (f) [ ] Employee Benefit Plan, Pension Fund which is
                                   subject to the provisions of the Employee
                                   Retirement Income Security Act of 1974 or
                                   Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

                           (g) [ ] Parent Holding Company, in accordance with
                                   Rule 13d-1(b)(ii)(G) of the Act.

                           (h) [ ] Group, in accordance with Rule
                                   13d-1(b)(1)(ii)(H) of the Act.

                           Not applicable.

Item 4.           Ownership:
                  ----------

                  (a) Amount Beneficially Owned: Each of the Reporting Persons may be deemed to own beneficially less than 5% of the shares of Common Stock.

                  (b) Percent of Class: Less than 5% for all Reporting Persons based on the 7,607,881 shares reported to be outstanding in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

                  (c) Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote: Less
                  than 5% for all Reporting Persons.

                           (ii): Shared power to vote or to direct the vote:
                  Less than 5% for all Reporting Persons.

                           (iii) Sole power to dispose or to direct the
                  disposition of: Less than 5% for all Reporting Persons.

                           (iv) Shared power to dispose or to direct the
                  disposition of: Less than 5% for all Reporting Persons.

Item 5.           Ownership of Five Percent or Less of a Class:
                  ---------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:
                 ---------------------------------------------------------

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:
                  -------------------------------------------------------------

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:
                  ----------------------------------------------------------

                  Not applicable. Geocapital II, L.P., Softven Management, BVA Associates and Messrs. Clearman, Federman, Lieber and Harrison expressly disclaim membership in a "group" as defined in Rule 13d-5(b)(1).



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


Item 9.           Notice of Dissolution of Group:
                  -------------------------------

                  Not applicable.

Item 10.          Certification:
                  --------------

                  Not applicable.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]




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


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February ______, 1998


GEOCAPITAL II, L.P.

     By:  Softven Management

          By:         *
              --------------------------------------
              Stephen J. Clearman
              General Partner

SOFTVEN MANAGEMENT

By:         *
    ------------------------------
    Stephen J. Clearman
    General Partner


BVA ASSOCIATES

By:         *
    ------------------------------
    Charles Federman
    Managing Partner

           *
------------------------------
Stephen J. Clearman

          *
------------------------------
Charles Federman

          *
------------------------------
Irwin Lieber

          *
------------------------------
James J. Harrison

                                                     *By:  /s/ Richard A. Vines
                                                           ---------------------
                                                           Richard A. Vines
                                                           Attorney-in-Fact

------------------------------------------------------------------------------

This Schedule 13G was executed by Richard A. Vines pursuant to a Power of Attorney which was previously filed with the Securities and Exchange Commission as Exhibit 2 to a Schedule 13D for NETCOM On-Line Communication Services, Inc. on February 15, 1995.



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